                     Stradley Ronon Stevens & Young, LLP
                        1220 19th Street, N.W., Suite 600
                             Washington, D.C. 20036
                             Telephone 202-822-9611
                                Fax 202-822-0140
                                www.stradley.com

Prufesh R. Modhera, Esq.
(202) 419-8417
pmodhera@stradley.com

                                 March 26, 2008

Via EDGAR

Rebecca Marquigny, Esquire
Division of Investment Management-0506
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

         RE:      Nationwide Variable Insurance Trust (the "Registrant")
                  File Numbers: 2-73024 and 811-3213

Dear Ms. Marquigny:

     This letter responds to each of the comments you provided orally to Barbara
Nugent and me on March 3, 2008, regarding  post-effective amendment Nos. 105/106
("PEA 105") to the  Registrant's  Registration  Statement  on Form N-1A as filed with the U.S. Securities and Exchange Commission (the "SEC") on January 18, 2008
pursuant to Rule 485(a) of the  Securities  Act of 1933,  as amended  (the "1933
Act").  PEA 105 was filed to register new Class Y shares of the following  seven existing  series of the  Registrant:  Gartmore NVIT  International  Growth Fund,
Nationwide  Multi-Manager NVIT Small Cap Growth Fund,  Nationwide  Multi-Manager
NVIT Small Cap Value Fund,  Nationwide  Multi-Manager  NVIT Small  Company Fund,
NVIT  International  Value  Fund,  NVIT  Nationwide  Fund,  and Van Kampen  NVIT
Comstock  Value  Fund  (each a  "Fund"  and  together  the  "Funds").  For  your convenience,  I have  summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant's  response  immediately  below each comment.  The revisions  indicated  below will be included in  Registrant's filing  under Rule 485(b) of the 1933 Act,  which is  currently  scheduled to be made on March 27, 2008.

     In  connection  with our responses to your  comments,  we  acknowledge,  on behalf of the Registrant, that:

o    The  Registrant  is  responsible  for  the  adequacy  and  accuracy  of the disclosure in the filing;
o    Staff  comments or changes to disclosure  in response to staff  comments in the filing  reviewed by the staff do not  foreclose the SEC from taking any action with respect to the filing; and
o    The Registrant may not assert staff comments as a defense in any proceeding initiated  by the SEC  under  the  federal  securities  laws of the  United
     States.

A.   Prospectus Comments

     1.   Comment - Note  that  these  comments  to PEA 105  supplement  and are supplemented by the comments previously provided on PEAs 102, 103, and
          104.

          Response - Registrant has made the appropriate and conforming  changes in and between PEAs 102, 103, 104, and 105.

     2.   Comment - For the Gartmore  NVIT  International  Growth  Fund,  in the
          Principal Strategies section,  describe in greater detail how the Fund uses derivatives.  The current disclosure states that the Fund may use derivates "for efficient  portfolio  management,"  which is an unclear description.

          Response - Registrant has revised the  derivatives  disclosure to read as follows:

          "The Fund  also may use  derivatives,  such as  futures  and  options, either as a substitute  for taking a position in an underlying  asset, to increase returns or as part of a hedging strategy."

     3.   Comment - For the Gartmore NVIT International Growth Fund and wherever else appropriate,  add the appropriate range of market  capitalization to "small- and mid-cap securities risk."

          Response  - As we  discussed,  we believe  it is more  appropriate  to include such  disclosure in the Appendix.  The Appendix is designed to make the  Principal  Strategies  and  Principal  Risks  sections  more plain-English and user-friendly.

     4.   Comment - For the Gartmore NVIT International Growth Fund and wherever else appropriate,  add small- and mid-cap securities disclosure to the
          Principal  Strategies section to correlate with the small- and mid-cap securities risk disclosure in the Principal Risks section.

          Response - Registrant  has made the requested  change to the Principal
          Strategies section to conform with the Principal Risks disclosure.

     5.   Comment - For the Gartmore NVIT International Growth Fund and wherever else appropriate,  add portfolio turnover  disclosure to the Principal
          Strategies  section to  correlate  with the  portfolio  turnover  risk disclosure in the Principal Risks section.

          Response - Registrant  has made the requested  change to the Principal
          Strategies  section of this Fund and all other Funds  where  portfolio turnover was described as a risk.

     6.   Comment - Short sales are included as a type of permissible investment in the chart in the  front of the SAI.  Include  a  discussion  in the
          Principal  Strategies and Principal Risks of short sales, or otherwise explain in the response letter this apparent discrepancy.

          Response - The chart simply lists all of the potential  investments or strategies  that a Fund  may  pursue  including  those  that  are  not principal strategies. Short sales are not a principal strategy for any of the Funds and  therefore no  additional  prospectus  disclosure  is necessary. However, the SAI contains disclosure on short sales as well as other non-principal strategies and investments.

     7.   Comment  - For  each  Fund,  include  a  prominent  statement  in  the
          Performance  paragraph,  in bold, that the performance is for Class I, and not Class Y, even  though  the  heading  to the bar chart  already indicates this.

          Response - We have  included the  following  disclosure in bold in the
          Performance paragraph:

          "Because  Class Y shares have not commenced  operations as of the date of this prospectus, the performance shown is that of Class I shares."

     8.   Comment - Where appropriate,  clarify in the applicable  footnote that the actual returns of Class I shares do or do not reflect fee waivers.

          Response - Registrant hereby confirms that the performance  returns of
          Class I shares do reflect fee  waivers.  However,  we believe that the disclosure  requested is not required by Form N-1A.  Further,  we have never  received  this comment  before and do not include such language for any other  share  classes.  Registrant  believes  that the current disclosure is sufficiently  designed to inform shareholders that Class
          Y's annual total return use Class I's annual returns with fee waivers, if any.

     9.   Comment - Management fees and other expenses should be included in the
          Fees & Expenses Table rather than leaving it blank. Going forward, use the prior years  numbers  and  indicate  that the numbers  will be updated.

          Response -  Registrant  will  include the missing  information  in the
          485(b) filing.  Please note that,  prior to filing PEA 105 Allan Oster informed  you that such  expense  information  would be left blank for purposes of a Rule  485(a)  filing due to the then  unavailability  of accurate  expense  information  for the new fiscal year, and confirmed that all such information  would appear, as required in the subsequent
          Rule 485(b) filing.  This reflects  common  industry  practice to file with blanks when the current  fiscal  year's fees and expenses are not yet  available.  Moreover,  we  note  that a  485(a)  filing  that  is materially incomplete (i.e., without all required expense information)
          lapses as a defective  post-effective amendment if a subsequent 485(b)
          post-effective  amendment is not filed prior to the  expiration of the pre-effective  review period.  However,  a 485(a) filing that contains outdated expense information presents a greater risk, because if we do not file a subsequent 485(b) before the end of the review period,  the
          485(a)  with   incorrect   information   would  become   automatically
          effective.  We  respectfully  submit that it would be better to have a
          lapsed  485(a)  than  an  effective  one  with  materially   incorrect
          information.

     10.  Comment - In the Fees &  Expenses  Table,  confirm in the response letter that a line item for  expenses  related to  investing  in other investment companies does not need to be included for these Funds.

          Response - With regard to all of the Funds, Registrant hereby confirms that  a  line  item  for  expenses  relating  to  investing  in  other investment  companies  does not need to be  included in the Fees &
          Expenses Table.

     11.  Comment - Where  appropriate,  include the percent  limitation  of the contract limiting expenses in the applicable footnote.

          Response -  Registrant  will  include  the percent  limitation  in the applicable footnotes for the 485(b) filing.

     12.  Comment  - Remove  the  short-term  trading  fees line item in the Fee
          Table if there are none.

          Response - Registrant has made the requested  change for all the Funds since there are no short-term trading fees for these Funds.

     13.  Comment - For the Gartmore NVIT International Growth Fund and wherever
          else  appropriate,   the  expense  limitation   footnote  includes  an
          exclusion for  short-sale  dividend  expenses.  If the amount of short sale  dividend  expenses are  significant  (between  five to ten basis points),  include  a  separate  line item in the Fees  &  Expenses
          Table. Otherwise, state that the amount is not material.

          Response  - The  expense  limitation  footnote  indicates  short  sale dividend expenses because the disclosure  follows the precise language of the expense  limitation  agreement,  which is the same across every
          applicable  fund  of  the  Registrant.   Moreover,  Registrant  hereby
          confirms that short-sale  dividend  expenses are currently  immaterial expenses of the Funds, and thus, no line item is necessary.

     14.  Comment - Rick Sennate,  SEC accountant,  asked  Registrant to address two  questions  as  follows  regarding  performance  fees,  which were confirmed in a subsequent  teleconference  between Prufesh Modhera and
          Mr. Sennate held on March 21, 2008:

          (i)  if a  Fund  with  a  performance  fee  structure  has  very  poor performance and  simultaneously is losing significant assets such that
          there  is  a  great  disparity   between  the  asset  levels  used  in
          calculating  the  performance fee portion of the management fee versus the base fee, which results in a performance  fee penalty that exceeds the base management fee, would the adviser reimburse the Fund?

          Response - Under such a  circumstance,  the  adviser  would  waive the entire accrued base management fee and the adviser would reimburse the
          Fund for the  difference  between  accrued  "penalty"  and the  amount waived by the adviser/subadviser.

          (ii) For those Funds with a performance  fee that also have an expense waiver in place,  explain how the  performance  fee is  calculated  in light of the expense waiver.

          Response - The performance fee is considered in the expense limitation calculation.  Assuming that a Fund is in waiver mode, any  performance fee accrued would result in a dollar-for-dollar increase in the waiver
          (vice versa if a penalty is being assessed for poor performance). If a
          Fund is under the cap,  but the  performance  fee pushes the Fund over the cap,  a waiver  would be  triggered  to bring the Fund down to its cap. If a Fund is over the cap but a  performance  penalty  brings the
          Fund under its cap, a waiver would not be triggered.

     15.  Comment - Confirm that all Fund  subadvisers  define  "small-cap"  and
          "mid-cap" companies in the same manner as the Registrant.

          Response - Registrant hereby confirms that all Fund subadvisers define
          "small-cap"  and  "mid-cap"  companies  in  the  same  manner  as  the
          Registrant.

     16.  Comment - For the Nationwide  Multi-Manager NVIT Small Cap Growth Fund
          and wherever else  appropriate,  consider  using a different name than
          "sleeve," as the word is not in plain-English.

          Response - The term  "sleeve" is defined in the  Appendix.  Registrant believes that the term "sleeve", and the accompanying definition,  are sufficiently  plain English for purposes of describing  allocations of
          Fund assets among subadvisers.

     17.  Comment - For the Nationwide  Multi-Manager NVIT Small Cap Growth Fund
          and  all   other   multi-manager   funds,   add   disclosure   of  the
          strategy/considerations   that  the  adviser  uses  to  choose  target
          allocations among subadvisers.

          Response  - We have added the  following  disclosure  to the  strategy description for each multi-manager Fund:

          "NFA allocates assets to subadvisers to increase diversification among securities and investment styles thereby  increasing the potential for
          investment   returns  and,  at  the  same  time,   reducing  risk  and
          volatility."

          Please note that the above  disclosure is the same disclosure that was added to PEAs 102 and 103 for each of the multi-manager Funds included in those PEAs, which went effective on March 24, 2008.

     18.  Comment - For the Nationwide Multi-Manager NVIT Small Cap Growth Fund,
          in the Principal  Strategies section,  revise and reword the sentence,
          "NFA evaluates the percentage of allocation of a sleeve based upon the risks and performance of a sleeve in relation to the overall risks and performance  of the Fund and the other  sleeves  within the Fund." The sentence is overly confusing.

          Response - Registrant has removed the referenced sentence and included the sentence set forth in the Response to Comment 17 instead.

     19.  Comment - For the Nationwide  Multi-Manager NVIT Small Cap Growth Fund
          and wherever  else  appropriate,  disclose the risks  associated  with adopting a multi-manager  structure.  Such  disclosure  should include risks of (1) lack of direct control; and (2) allocation risks.

          Response - We have added a multi-manager structure risk description as follows to each applicable Fund:

          "Multi-manager  risk - while NFA,  as the Fund's  investment  adviser, monitors each subadviser and the overall  management of the Fund, each subadviser makes investment  decisions  independently from NFA and the other subadvisers.  It is possible that the security selection process of one subadviser will not complement  that of the other  subadvisers.
          As a result, the Fund's exposure to a given security,  industry sector or market  capitalization  could be smaller or larger than if the Fund were  managed by a single  subadviser,  which could  affect the Fund's performance."

          Please note that the above  disclosure is the same disclosure that was added to PEAs 102 and 103 for each of the multi-manager Funds included in those PEAs, which went effective on March 24, 2008.

     20.  Comment - For the Nationwide  Multi-Manager NVIT Small Cap Growth Fund
          and  wherever  else  appropriate,  add  disclosure  of  the  risks  in
          investing  in  preferred  stock  and  convertible   securities  (e.g.,
          liquidity  in secondary  markets,  bankruptcy,  etc.) where  preferred stock and  convertible  securities are listed in principal  investment strategy section.

          Response  - For  most of the  Funds,  we  have  deleted  the  strategy description of investing in preferred stock and convertible securities because it is not a principal strategy for those Funds.  However, with respect to certain Funds for which these  investments  are a principal strategy,  we have  added risk  disclosure  related  to  investing  in preferred stock and/or convertible securities.

     21.  Comment - For the Nationwide  Multi-Manager NVIT Small Cap Growth Fund
          and wherever else appropriate, in the performance footnote, remove non plain-English phrases such as "price-to-book."

          Response -Registrant has made the requested changes.

     22.  Comment - For the Nationwide  Multi-Manager NVIT Small Cap Growth Fund
          and wherever else appropriate,  in the Subadviser section, include the compensation payable to the subadvisers.

          Response  -  Registrant   believes  that  Form  N-1A,   Item  5(a)(1),
          Instruction 3, only instructs the Registrant to disclose the aggregate fee paid to all  investment  advisers.  Therefore,  Registrant has not made the requested change.

     23.  Comment - For the Nationwide  Multi-Manager NVIT Small Cap Growth Fund
          and wherever else appropriate, if two or more portfolio managers share primary  responsibility  for managing a Fund,  the  disclosure  should provide a distinction of their responsibilities.

          Response - Where  appropriate and where the subadvisers  have provided us with adequate information,  we have added language to indicate each portfolio  manager's role in managing a Fund.  However, in many cases, more than one portfolio  manager can make the same  decisions and take other actions with respect to a Fund as another  portfolio manager and in those cases, we have simply  indicated that the portfolio  managers are jointly responsible for all the portfolio  management duties since there are no limitations on their roles with respect to the particular
          Fund.

     24.  Comment - For the Nationwide  Multi-Manager NVIT Small Cap Value Fund,
          eliminate   non   plain-English    phrases,   such   as   "outstanding
          risk/reward,"   "strict  sell  discipline,"  and  "price-to-cash  flow
          ratio," or revise disclosure to be in plain-English.

          Response - Registrant has revised the disclosure where  appropriate to be more plain English.

     25.  Comment - For the Nationwide  Multi-Manager NVIT Small Cap Value Fund,
          include special situation company risk and sector risk.

          Response - Registrant has included special  situation company risk and sector risk as requested.

     26.  Comment - For the Nationwide  Multi-Manager  NVIT Small Cap Value Fund
          and wherever else appropriate, include the range of capitalizations of the benchmark (e.g., Russell 2000 Value) in the applicable performance footnote.

          Response - Registrant  believes that this is not required by Form N-1A and is not otherwise material to investors.  Therefore, Registrant has not made the requested change.  Moreover,  Registrant has included the appropriate  capitalization  ranges in the Appendix in the description of mid-cap and small-cap companies.

     27.  Comment - For the  Nationwide  Multi-Manager  NVIT Small Company Fund,
          include  growth  risk and  value  risk to match the  growth  and value investing styles of American Century and Putnam, respectively.

          Response - Registrant has made the requested change.

     28.  Comment - For the Nationwide Multi-Manager NVIT Small Company Fund, in
          the Morgan Stanley investment style description,  reword the sentence,
          "seeks  to  invest  in  high  quality   companies  it  believes   have
          sustainable competitive advantages and the ability to redeploy capital at high rates of return." This sentence is overly confusing.

          Response - Registrant has revised the disclosure to read as follows:

          "[S]eeks  to invest  in high  quality  companies  it  believes  can be competitive in their respective  industries over a sustained period of time."

     29.  Comment - For the  Nationwide  Multi-Manager  NVIT Small Company Fund,
          include  multi-manager  risk, as described  above,  growth style risk, value style risk, and investing in depository receipts risks.

          Response - Registrant has included the requested disclosure.

     30.  Comment - For the Nationwide Multi-Manager NVIT Small Company Fund and
          wherever else  appropriate,  expand the  convertible  securities  risk discussion.

          Response - Please see the  response to Comment 20 above.  In addition,
          Registrant has expanded the convertible securities risk disclosure for the applicable Funds. The revised disclosure is as follows:

          "Convertible securities risk - the value of convertible securities may fall when interest  rates rise and increase when interest  rates fall.
          Convertible   securities  with  longer  maturities  tend  to  be  more
          sensitive  to changes in  interest  rates,  usually  making  them more volatile than convertible  securities with shorter  maturities.  Value also  tends to change  whenever  the  market  value of the  underlying common or preferred stock fluctuates. The Fund could lose money if the issuer of a  convertible  security  is  unable  to meet its  financial obligations or goes bankrupt."

     31.  Comment - For the Van Kampen NVIT  Comstock  Value  Fund,  there is an apparent  discrepancy  between the principal  strategy of investing in
          issuers  of  any  market   capitalization,   and  the  lack  of  large
          capitalization  risk  disclosure.  It also may be appropriate to state after  the  bolded  term,  "including  small-  and  mid-capitalization stocks."

          Response -  Registrant  has revised the  disclosure  to state that any market  capitalization  includes small and mid-cap companies and added
          related   risks  of  investing   in  small-  and  mid-cap   companies.
          Additionally,   Registrant   believes  that  "stock  market  risk"  is
          sufficient  risk  disclosure  with respect to the risk of investing in large-cap companies.

     32.  Comment - Add a space in between "59" and "1/2" on page 68.

          Response - Registrant has made the requested change.

B.       SAI Comments

     1.   Comment - Clarify in the last sentence in the first  paragraph on page
          58 of the SAI that the Funds have commenced operations, but that Class
          Y has not.

          Response - Registrant  has removed the sentence as it is not necessary in the paragraph.

     2.   Comment  - The  compensation  structure  disclosure  of the  portfolio managers as provided in Appendix C of the SAI is insufficient.  Please refer to Item 15(b) of Form N-1A. For instance, the current disclosure does not identify the benchmark used to measure  performance  and does not state the length of the period of time over which  performance  is measured.

          Response - Registrant  has contacted the  appropriate  subadvisers  to obtain their most current and accurate  disclosure  with regard to the compensation structure. Such additional disclosure where received will be included in the 485(b) filing.

     3.   Comment -  Likewise,  the  conflicts  of  interest  disclosure  of the
          portfolio   managers   as  provided  in  Appendix  C  of  the  SAI  is
          insufficient. Please refer to Item 15(a)(4).

          Response - Registrant  has contacted the  appropriate  subadvisers  to obtain their most current and accurate  disclosure  with regard to the conflicts of interest  disclosure.  Such additional  disclosure  where received will be provided in the 485(b) filing.

                                      * * *

     Registrant  believes it has fully  responded to each comment.  If, however, you have any further questions or require further clarification of any response, please  contact me by  telephone  at (202)  419-8417 or in my  absence,  Barbara
Nugent at (215) 564-8092.

                                                     Respectfully submitted,

                                                     /s/ Prufesh R. Modhera
                                                     Prufesh R. Modhera

cc:      Allan Oster, Esquire
         Barbara A. Nugent, Esquire